EXHIBIT 99.1

CAUTIONARY STATEMENTS

Press releases and other documents we file with the Securities and Exchange Commission may contain or incorporate by reference forward-looking statements made pursuant to the safe harbor provisions of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “anticipates,” “intends,” “expects,” “could,” “should,” “plans,” “believes,” “estimates” or words or phrases of similar import generally identify forward-looking statements. You are cautioned that forward-looking statements are subject to risks, trends and uncertainties. Actual results, performance or achievements may differ materially from those expressed or implied by the statements herein due to factors that include, but are not limited to, those indicated below. We undertake no obligation to, and expressly disclaim any such obligation to, update or revise any forward-looking statements to reflect changed assumptions, the occurrence of anticipated or unanticipated events, changes to future results over time or otherwise.

A significant number of our active member accounts are obtained from our relationships with airlines and other reward program partners.

We depend on our relationships with our airline and other partners for a significant number of members and a significant portion of our revenue. We are particularly dependent on our relationships with our airline partners. For the nine months ended September 30, 2005, approximately 57% of our sales were derived from members enrolled in our programs through airline frequent flier programs. As of September 30, 2005, we had contracts or relationships with nine major airlines and approximately 2.1 million of our approximately 3.5 million active member accounts were enrolled through airline frequent flier programs. In addition, member accounts enrolled through three of our partners jointly accounted for approximately 54% of our active member accounts and approximately 46% of our sales for the nine months ended September 30, 2005. Members of each of the Upromise, Inc., United Airlines and Delta programs separately accounted for approximately 19%, 16% and 11%, respectively, of our sales for the nine months ended September 30, 2005.

If our contracts or relationships with airline and other partners terminate, we will likely lose those member accounts that are enrolled in our programs through these program partners. Each year a number of these contracts are subject to renewal. We are negotiating a new agreement with an affiliate of United Airlines to replace the agreement that expired on August 30, 2005 relating to the United Airlines program and we continue to observe the terms and conditions of the recently expired agreement. We cannot assure you that any of our contracts with our program partners will be renewed or, if renewed, will be renewed on terms as favorable to us as the current terms. Moreover, we cannot assure you that our relationships with our program partners with which we do not have contracts will continue or will continue on terms as favorable to us as the current terms. If our program partner contracts are terminated, are not renewed or are renewed on less favorable terms, or if our program partner relationships are terminated or altered in ways unfavorable to us, the number of members in our programs could significantly decline, and there could be an adverse effect on our business, financial condition and results of operations. For example, if the airlines raise the price for us to purchase airline frequent flier miles, there could be an adverse effect on our business, financial condition and results of operations.

In addition, some of our relationships with program partners depend upon the use of bank affinity payment cards that are associated with our program partners. If the relationship between a program partner and a payment card issuer terminates, we may lose access to the member accounts enrolled through that payment card program, and this could have an adverse effect on our business, financial condition and results of operations.

A significant amount of our benefits currency is concentrated in one industry group.

A significant portion of benefits we give members consists of airline miles. Although airline miles are currently considered to be an attractive rewards currency, there is no assurance that airline miles benefits will continue to be viewed favorably by consumers and members. The terms of frequent flier programs are subject to change at the discretion of the airlines, and changes to these programs may make frequent flier miles a less attractive currency. For example, if the airlines increase the number of miles required to earn travel rewards, reduce the number of seats available for reward travel or otherwise limit the availability of redemption options, the attractiveness of airline miles will diminish and may result in reduced membership in our programs and in reduced usage of our programs. This could have an adverse effect on our business, financial condition and results of operations.

Furthermore, a sustained economic downturn in the airline industry could have an adverse effect on our business, financial condition and results of operations as there is no assurance that we can convert members who choose frequent flier miles over our other benefits currencies to other forms of benefits should the airlines no longer be able to participate. Following September 11, 2001, the airline industry suffered a significant decline in passenger traffic and profitability, including several airlines with which we have program relationships, and events in the future may again cause a decline in passenger traffic and profitability. Although United Airlines, Delta Airlines and Northwest Airlines have continued to honor their outstanding frequent flier miles after filing for bankruptcy protection, there is no assurance that they or any other airline will continue to offer frequent flier programs or to sell frequent flier miles to third parties such as us. The continued impact of the economic downturn of the airline industry on our airline partners may result in the diminished attractiveness of airline miles as a currency that we offer to our members and, thus, reduce the usage of our programs. This could have an adverse effect on our business, financial condition and results of operations.

We depend on our ability to attract and retain merchants and members.

Our business requires significant marketing and sales efforts to merchants. Partially due to the high rate of restaurant failures, we are always at risk for decreases in the number of participating restaurants. Because of this, we constantly need to recruit new restaurants to participate in our programs. Moreover, we need to continually demonstrate to our participating and prospective merchants the value of our programs in order to retain them in our programs. Achieving these goals requires us to improve our product offerings to existing and potential merchants and to improve the effectiveness of our sales force. We have invested in the training of our sales force in an effort to increase the effectiveness of our sales force. If the sales methods that are the subject of this training prove ineffective, or if our sales force does not effectively adopt these sales methods, we may not experience an increase in sales effectiveness. If we are unable to adequately recruit new participating merchants or retain our existing participating merchants there may be an adverse effect on our business, financial condition and results of operations

We depend on our ability to recruit merchants and members. Failure to procure contracts with a sufficient number of desirable merchants in a timely manner or any significant reduction in business from participating merchants in any market would reduce our revenue and adversely affect our business, financial condition and results of operations. In addition, an absence of desirable merchants could cause members to either become less engaged or cancel their memberships with us or cause affiliates and partners to choose not to participate in our loyalty and rewards programs. This would reduce our revenues and profitability and harm our ability to attract new members and participating merchants. Any decline in member usage or membership enrollments would also slow the turnover of the dining credits we purchase from participating restaurants (“Marketing Credits”), causing a decline in revenue and a higher cost of our Marketing Credits inventory, and this could adversely affect our business, financial condition and results of operations.

We must also continue to increase our number of active member accounts and the frequency with which our members patronize participating merchants. Any number of factors could affect the frequency with which members participate in our programs or whether consumers enroll in any of our programs at all. These factors include (1) consumer tastes and preferences, (2) the frequency with which consumers dine out, (3) the number of desirable merchants participating, (4) general economic conditions, (5) weather conditions and (6) the availability of alternative discount programs in the local regions where consumers live and work. Any significant decline in usage or increase in membership cancellations, without a corresponding increase in new member enrollments, could make our programs less desirable to participating or prospective merchants, would adversely affect our revenue and could have a material adverse effect on our business, financial condition and results of operations.

We have relationships with various organizations for the marketing, support and endorsement of our services and products. For example, we rely on our agreements with banks, payment card issuers, corporations, airline frequent flier programs, member savings and loyalty programs and other entities across the country to market our services to their existing and future customers. However, we need to expand these relationships and enter into new relationships. The development and management of these relationships (including keeping our web site content attractive) may be a long and difficult process, requires experienced sales and marketing personnel and may not be successful.

During an initial annual membership term or a renewal term, members who pay a fee may cancel their memberships in the program, generally for a pro rata refund of the membership fees for that period. Accordingly, profitability of our programs depends, in part, on recurring and sustained fee membership renewals.

Our inability to maintain an appropriate balance between the number of members and the number of participating merchants in each market may adversely affect our business, financial condition and results of operations.

A critical success factor for our business is our ability to maintain an appropriate ratio of members to participating merchants within each geographic market we serve. If we have too many members and too few participating merchants, our member base may become dissatisfied and/or participating merchants may experience a higher volume of business from members than anticipated. This could result in low program usage, high membership cancellations and participating merchant attrition. Alternatively, if too many merchants participate in our programs with too few members, Marketing Credits turnover and general usage will be reduced, resulting in reduced revenue. Managing this ratio requires us, among other things, to anticipate trends within a market and the desires of members and participating merchants. Managing this ratio may be difficult where a particular loyalty partner program has a concentration of members in a single geographic market. We cannot assure you that we will be able to manage this balance effectively in each of our markets. Our failure to do so could adversely affect our business, financial condition and results of operations.

Changes to payment card association rules and practices could adversely affect our business, financial condition and results of operations.

Our business model depends on our ability to obtain information with respect to payment card transactions made by members at our participating merchants. Current VISA and MasterCard rules and practices permit the aggregation of data for payment card transactions at our participating merchants and the comparison of this data with a file containing members’ registered card information. However, there is no assurance that payment card association rules and practices will not change to limit our ability to do this. Any change in the payment card association rules or practices that limits our ability to obtain or use payment card transaction information could adversely affect our business, financial condition and results of operations.

We depend upon our relationships with a payment card issuer, transaction processors, presenters and aggregators.

Payment card transaction processing is an integral part of our business, and our relationships with a payment card issuer, payment card processors, transaction presenters and aggregators of payment card transactions are very important. We obtained transaction data for approximately 20% of our members’ qualified transactions for the nine months ended September 30, 2005, through our relationship with First Data Merchant Services Corporation. On September 19, 2005, we entered into an agreement with American Express Travel Related Services Company, Inc. (“American Express”) to obtain American Express card transaction data directly from American Express and we expect that we will obtain transaction data for approximately 11% of our members’ qualified transactions from American Express. We currently have contracts with a significant number of other processors, presenters and aggregators of payment card transactions. If these relationships terminate and we are unable to find suitable replacements, our ability to receive and process merchant transactions could be impaired, which would expose us to potential liability and could have an adverse effect on our business, financial condition and results of operations.

Network interruptions or processing errors could adversely affect our business, financial condition and results of operations.

We depend on the functionality of transaction processing networks. Network interruptions and processing errors may result from various causes, including disruptions to telecommunications services or the electricity supply. Such disruptions may be caused by human error. There is also the potential threat of telecommunications and electrical disruptions caused by acts of terrorism or the malicious acts of computer criminals, who may attempt to compromise specific systems or generally propagate malicious software, such as viruses and worms. Any extensive or long-term disruptions affecting transaction processors could cause us to incur substantial additional expense, which could have an adverse effect on our business, financial condition and results of operations.

We are susceptible to a changing regulatory environment.

We are subject to a number of current and pending federal and state laws and regulations governing privacy and the use and storage of financial data. Changes to existing laws and regulations or the promulgation of new laws and regulations could increase our operating costs, change our competitive environment or otherwise adversely affect us. We cannot assure you that these laws and regulations will not be amended or interpreted differently by regulatory authorities, or that new laws and regulations will not be adopted, which could adversely affect our business, financial condition and results of operations.

Privacy concerns of our marketing partners, payment card processors and the public may result in increased operating costs.

Privacy concerns make it more difficult for us to obtain and retain marketing partners. Our marketing partners may be subject to public pressure not to divulge information regarding their members to us. Our marketing partners may also adopt more stringent policies regarding the use and disclosure of financial data than their existing policies and practices. If we are required to implement new systems and processes to comply with changes to our marketing partners’ privacy policies and practices or to address payment card processors’ and the public’s concerns about privacy, this will increase our operating costs and will adversely affect our business, financial condition and results of operations.

Our security measures may not be successful.

We have developed and implemented a number of measures in an effort to keep our member and participating merchant data secure. We continually work on enhancing and improving our security measures. These measures may be expensive and involve hiring additional personnel or suppliers and consultants. The measures we have taken and may take in the future may not be successful. The complete or partial failure of our security measures could result in damage to our reputation, the loss of members and participating merchants, incurring costs related to notification requirements and the filing of claims and lawsuits against us. Thus, failure of our security measures could adversely affect our business, financial condition and results of operations.

We are susceptible to restaurant credit risk.

We typically purchase Marketing Credits from restaurants that participate in our Marketing Credits Program. These Marketing Credits are generally converted to cash when members patronize participating restaurants. However, we may not be able, upon the failure of a participating restaurant, to collect any or all of the amount of the outstanding Marketing Credits that we have purchased from that restaurant. Although we generally secure Marketing Credits by obtaining personal guarantees from restaurant owners or security interests in available assets, we cannot assure you that these measures will be adequate to enable us to recover our outstanding Marketing Credits. Our failure to recoup a significant portion of our Marketing Credits would harm our cash flow and have a material adverse effect on our business, financial condition and results of operations.

Economic changes could hurt our business.

The success of our business depends on members’ use at participating merchants of payment cards registered with us. If the national or local economy slows in the regions in which we do business, members may perceive that they have less disposable income to permit them to dine out. As a consequence, they may spend less and use their registered cards less often, if at all. Any decline in program usage would hurt our business. In addition, a sustained economic downturn could cause participating merchants to go out of business or cause our members to dine out less frequently. It is likely that, if the number of merchants entering bankruptcy rises, the number of uncollectible Marketing Credits would also rise. This would have an adverse effect on our business, financial condition and results of operations.

Alternatively, if the economy is robust and consumers have more disposable income to spend, merchants may be less inclined to participate in our programs due to the reduced need to fill empty tables. Any decline in the number of participating merchants would hurt our business.

Our allowance for doubtful Marketing Credits accounts is an estimate and may prove inadequate to absorb actual losses.

We maintain an allowance for doubtful Marketing Credits accounts. We perform a quarterly analysis of the adequacy of our balance sheet allowance and, if necessary, adjust this allowance. This analysis is based on a number of factors, including the aging of the Marketing Credits and the overall size of the portfolio. The amount of our allowance, however, is an estimate, and we cannot assure you that our actual Marketing Credits losses will not be materially greater than our allowance for doubtful Marketing Credits accounts. An adverse change in our loss experience related to Marketing Credits accounts could adversely affect our business, financial condition and results of operations.

Changes in our programs that affect the rate of rewards received by our members could have adverse consequences.

We have implemented a tiered member benefit program with substantially all of our loyalty partner programs that is designed to align member benefits with member activity. If members react to these changes by reducing the frequency of transactions with our participating merchants, our sales could decrease and we could use our Marketing Credits more slowly. In addition, the rate of our new member activation could suffer if potential members perceive our tiered benefit program as offering fewer benefits. These developments could have an adverse effect on our business, financial condition and results of operations.

Our economic propositions for merchants could result in lower profit margins.

We have implemented alternative economic propositions to market to our merchants, which have resulted in reduced revenues for us from qualifying transactions with these merchants. These economic propositions could have, depending upon member usage, our sales and other factors, an adverse effect on our margins of profitability, which could have an adverse effect on our business, financial condition and results of operations.

If we lose key personnel, our business, financial condition and results of operations could be adversely affected.

Our success depends, in part, on the skills, experience, efforts and policies of key personnel, including our President and Chief Executive Officer. The loss of one or more of our senior executives or key personnel would have an adverse effect on our business, financial condition and results of operations. We cannot assure you that we will continue to retain such personnel.

We are a defendant in lawsuits that, if adversely determined, could result in significant monetary damages and expenses to us and/or restrictions on how we conduct our business.

Our annual reports on Form 10-K and our quarterly reports on Form 10-Q describe matters in which we are a defendant. In addition, from time to time, we become involved in various litigation matters that arise in the ordinary course of business. These matters could result in significant monetary damages and expenses to us and/or restrictions on how we conduct our business, any of which in turn could have an adverse effect on our business, financial condition and results of operations.

We face significant competition in each of our lines of business.

We compete for both members and participating merchants, and we experience competition with respect to different aspects of our business. Some of our competitors provide merchant financing, and others provide loyalty programs. Although we believe that none of our competitors provides the suite of services that we offer and that none of our competitors operates in all of the markets in which we operate, new competitors could enter our business, and increased competition could adversely affect our business, financial condition and results of operations.

We compete with a variety of companies and programs for both members and merchants. Our competitors include major payment card companies that offer discount and rewards programs, various loyalty program providers and companies that offer marketing programs to merchants. There are numerous small companies that offer services that may compete with the services offered or to be offered by us. We also compete with various finance companies to address the liquidity needs of merchants. We anticipate continued growing competition from companies that use the Internet and email for marketing purposes and discount programs. Certain of our competitors or potential competitors have substantially greater financial resources and expend considerably larger sums than we do for new product development and marketing. Further, we must compete with many larger and better-established companies for the hiring and retention of qualified sales and marketing personnel.

If we are unable to obtain sufficient cash, our business, financial condition and results of operations may be adversely affected.

Our business is cash intensive. We typically purchase Marketing Credits from participating restaurants in exchange for cash. As of September 30, 2005, our cash and cash equivalents and short-term investments were $14.3 million, we have $25 million of borrowing availability under our revolving credit facility, and we had purchased $153.9 million of Marketing Credits. We cannot assure you that we will be able to raise cash in the future on acceptable terms or at all. If we raise funds through the sale of equity or convertible debt securities, the value of our outstanding stock likely will be reduced.

Our expansion of our program into Canada may not be successful.

The expansion of our program into Canada has required and will require us to make significant investments of management time and infrastructure, as well as funds. Prior to our expansion into Canada, we had no direct experience in markets outside the United States. We cannot assure you that we will be successful in having our program accepted by Canadian merchants and members.

There may be Canadian laws and regulations that differ materially from the laws and regulations of the United States and, as a result, we may be subject to restrictions on the conduct of our business in Canada that we are not subject to in the United States. Conducting business in Canada requires us to enter into new relationships with Canadian payment card processors, whose guidelines may now or in the future place restrictions on the manner in which we conduct business in Canada. We will face competitors in Canada who have already established a network of merchants and a base of Canadian members. We cannot assure you that our expansion into Canada will be successful. The failure of this program could adversely affect our business, financial condition and results of operations.

We are controlled by Samstock, L.L.C. and its affiliates.

As of November 4, 2005, our largest stockholder, Samstock, L.L.C. and its affiliates, beneficially owned in aggregate 6,589,026 shares of our common stock, representing approximately 25% (based on 26,190,939 shares of common stock outstanding at November 4, 2005) of our outstanding common stock (assuming the exercise of all exercisable stock options and warrants and issuance of all vested stock awards). Of this amount, 6,056,446 shares were owned by Samstock and its affiliates and 532,580 shares were held by others but were subject to voting and disposition restrictions in favor of Samstock. As a result of their ownership, Samstock and its affiliates may be able to substantially influence the outcome of all matters submitted to a vote of our stockholders, including the election of directors. Samstock is ultimately owned by trusts established for the benefit of Samuel Zell, the Chairman of our Board of Directors through September 13, 2005, and members of his family. The trustee of those trusts is Chai Trust Company, L.L.C. Samuel Zell is not an officer or member of the Board of Managers of Chai Trust Company, L.L.C.

Our board of directors may issue our authorized preferred stock without stockholder approval.

Our certificate of incorporation authorizes the issuance of up to 10,000,000 shares of preferred stock with rights and preferences that may be determined from time to time by our board of directors. Accordingly, our board of directors may, without stockholder approval, issue one or more series of preferred stock with rights which could adversely affect the voting power or other rights of the holders of outstanding shares of preferred stock or common stock. Although we do not have any current plans to issue any series or shares of preferred stock, we may do so in the future.

The future sales of restricted and other shares may cause dilution to each stockholder’s percentage ownership interest and could cause our stock price to decline.

Sales of a substantial amount of stock in the public market (such as the shares previously registered by us), or the perception that these sales may occur, could result in lower market prices of our common stock. This could also impair our ability to raise additional capital through the sale of other securities. As of November 4, 2005, 26,190,939 shares of our common stock were outstanding. In addition, as of November 4, 2005, 1,121,750 shares of our common stock were issuable upon exercise of outstanding employee and director stock options; 140,643 shares of our common stock were issuable upon the exercise of outstanding director stock awards; and an additional 2,520,732 shares of our common stock were available under our incentive stock option plans for future grant. All of these shares have been registered for sale. The issuance and sale of a significant number of shares of our common stock upon the exercise of stock options and warrants, or the sale of a substantial number of shares of our common stock pursuant to Rule 144 or otherwise, could result in a dilution to each stockholder’s percentage ownership and could adversely affect the market prices of our securities.

The price of our common stock could be volatile.

The market prices of our securities have been volatile and could continue to be subject to significant fluctuations in response to the factors set forth above and other factors, many of which are beyond our control. Such fluctuations, as well as economic conditions generally, may adversely affect the market price of our securities. In addition, the stock market in recent years has experienced extreme price and trading volume fluctuations that often have been unrelated or disproportionate to the operating performance of individual companies.

These fluctuations may adversely affect the price of our securities regardless of operating performance.

Delaware corporate law, our certificate of incorporation and our by-laws contain anti-takeover provisions that could delay or prevent a change of control even if the change of control would be beneficial to our stockholders.

Delaware law, our certificate of incorporation and our by-laws contain anti-takeover provisions that could delay or prevent a change of control of our company, even if a change of control would be beneficial to our stockholders. These provisions could limit the price that investors might be willing to pay in the future for shares of our common stock. These provisions:

•	authorize the issuance of preferred stock that can be created and issued by our board of directors without prior stockholder approval to increase the number of outstanding shares and deter or prevent a takeover attempt;

•	prohibit common stockholder action by written consent, thereby requiring all common stockholder actions to be taken at a meeting of our common stockholders;

•	prohibit cumulative voting in the election of directors, which would otherwise enable less than a majority of stockholders to elect director candidates;

•	limit the ability of stockholders to call special meetings of stockholders; and

•	establish advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted upon by stockholders at stockholder meetings.

In addition, Section 203 of the Delaware General Corporation Law, our certificate of incorporation and the terms of our 2004 Long-Term Incentive Plan may discourage, delay or prevent a change of control of our company. Specifically, Section 203 and our certificate of incorporation prohibit us from engaging in any business combination with an interested stockholder unless specific conditions are met. Also, our 2004 Long-Term Incentive Plan includes provisions that allow us to grant options, stock appreciation rights and other stock-based awards that will become vested immediately upon a change of control of our company.